                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934

                              (AMENDMENT NO. 1)

                         fine.com International Corp.
                   ----------------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
                   ----------------------------------------
                        (Title of Class of Securities)

                                  317823 10 2
                   ----------------------------------------
                                (CUSIP Number)

                               DECEMBER 31, 1998
                   ----------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)

     [ ]  Rule 13d-1(c)

     [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 317823 10 2            Schedule 13G                  Page 2 of 4 Pages

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1.      Names of Reporting Persons..............................................   FRANK  HADAM
        I.R.S. Identification Numbers of Reporting Persons (entities only)......   [NOT APPLICABLE]
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#2.     Check Appropriate Box if a Member of a Group:
        (a) [ ]
        (b) [ ]
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3.      SEC Use Only
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4.      Citizenship or Place of Organization....................................   U.S. CITIZEN
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        Number of Shares Beneficially Owned by Each Reporting Person With:

        5.  Sole Voting Power...................................................   218,359 (1)
      ------------------------------------------------------------------------------------------------
        6.  Shared Voting Power.................................................   -0-
      ------------------------------------------------------------------------------------------------
        7.  Sole Dispositive Power..............................................   218,359 (1)
      ------------------------------------------------------------------------------------------------
        8.  Shared Dispositive Power............................................   -0-
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9.      Aggregate Amount Beneficially Owned by Each Reporting Person............   218,359 (1)
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#10.    Check Box if Aggregate Amount in Row "9" Excludes Certain Shares........   [ ]
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11.     Percent of Class Represented by Amount in Row "9".......................   8.16% (2)
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#12.    Type of Reporting Person................................................   IN
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
(1) The 218,359 shares beneficially owned by Reporting Person as of January 31, 1999 include (a) 15,834 shares subject to an option granted by Reporting Person in February 1997, exercisable at any time between January 1, 1999 and January 1, 2007 at a nominal price by principals of counsel to Issuer in consideration of prior legal services rendered for Reporting Person's benefit, and (b) 5,250 shares subject to options exercisable by Reporting Person within 60 days of the date of hereof.
(2) Calculated in accordance with Exchange Act Rule 13d-3; based on 2,674,840 shares, consisting of (a) 2,669,590 shares of common stock outstanding as of close of business on December 15, 1998 (as reflected in Issuer's Form 10-QSB for the quarter ended October 31, 1998), and (b) 5,250 shares subject to fully-vested options granted to Reporting Person [and exercisable within 60 days of the date of this Amendment to Schedule 13G.

#See Instructions.

CUSIP NO. 317823 10 2            Schedule 13G                  Page 3 of 4 Pages

Item 1.  (a)  Issuer............................................................   fine.com International Corp.
         (b)  Principal Executive Offices.......................................   1525 Fourth Avenue, Suite 800
                                                                                   Seattle, Washington  98101-1648

Item 2.  (a)  Person Filing.....................................................   Frank Hadam
         (b)  Principal Business Office or, if none, Residence..................   C/O fine.com International Corp.
                                                                                   1525 Fourth Avenue, Suite 800
                                                                                   Seattle, Washington  98101-1648
         (c)  Citizenship.......................................................   U.S. citizen
         (d)  Title of Class of Securities......................................   Common Stock
         (e)  CUSIP Number.....................................................    317823 10 2

Item 3.  Statement Filed Pursuant (S) 240.13d-1(b) or (S) 240.13d-2(b) or (c), by:

         (a)  [ ] Broker or dealer registered under Act (S) 15 (15 U.S.C. 78o)
         (b)  [ ] Bank as defined in Act (S) 3(a)(6) (15 U.S.C. 78c)
         (c)  [ ] Insurance company as defined in Act (S) 3(a)(19) (15 U.S.C. 78c)
         (d)  [ ] Investment company registered under (S) 8, Investment Company Act of 1940 (15 U.S.C. 80a-8)
         (e)  [ ] Investment adviser in accordance with (S) 240.13d-1(b)(1)(ii)(E)
         (f)  [ ] Employee benefit plan or endowment fund in accordance with (S) 240.13d-1(b)(1)(ii)(F)
         (g)  [ ] Parent holding company or control person in accordance with (S) 240.13d-1(b)(1)(ii)(G)
         (h)  [ ] Savings association as defined in (S) 3(b), Federal Deposit Insurance Act (12 U.S.C. 1813)
         (i)  [ ] Church plan excluded from the definition of an investment company under (S)3(c)(14), Investment Company Act of
                  1940 (15 U.S.C. 80a-3)
         (j)  [ ] Group, in accordance with (S) 240.13d-1(b)(1)(ii)(J)

         Statement Filed Pursuant (S) 240.13d-1(c) (if applicable, check box)..    [ ]

Item 4.  Ownership of Securities Identified in Item 1.
         (a)  Amount beneficially owned.......................................     218,359 (1)
         (b)  Percentage of class.............................................     8.16% (2)
         (c)  Number of shares as to which such person filing has:
              (i)  sole power to vote or direct the vote......................     218,359 (1)
              (ii)  shared power to vote or to direct the vote................     -0-
              (iii)  sole power to dispose of or direct disposition...........     218,359 (1)
              (iv)  shared power to dispose of or direct disposition..........     -0-

(1) The 218,359 shares beneficially owned by Reporting Person as of January 31, 1999 include (a) 15,834 shares subject to an option granted by Reporting Person in February 1997, exercisable at any time between January 1, 1999 and January 1, 2007 at a nominal price by principals of counsel to Issuer in consideration of prior legal services rendered for Reporting Person's benefit, and (b) 5,250 shares subject to options exercisable by Reporting Person within 60 days of the date of hereof.
(2) Calculated in accordance with Exchange Act Rule 13d-3; based on 2,674,840 shares, consisting of (a) 2,669,590 shares of common stock outstanding as of close of business on December 15, 1998 (as reflected in Issuer's Form 10-QSB for the quarter ended October 31, 1998), and (b) 5,250 shares subject to fully-vested options granted to Reporting Person [and exercisable within 60 days of the date of this Amendment to Schedule 13G.

Item 5.  Ownership of Five Percent or Less of Class. (if filing to report cessation of beneficial ownership of more than five percent of
         class, check box).....................................................   [ ]

Item 6.  Ownership of More than Five Percent of Class on Behalf of Another.....   [NOT APPLICABLE]

Item 7.  Identification and Classification of Subsidiary Which Acquired           [NOT APPLICABLE]
         Security Being Reported on By Parent Holding Company..................

Item 8.  Identification and Classification of Members of Group.................   [NOT APPLICABLE]

Item 9.  Notice of Dissolution of Group........................................   [NOT APPLICABLE]

Item 10. Certification.........................................................   [NOT APPLICABLE]

                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    FEBRUARY 5, 1999
                                            -----------------------------------
                                                         (Date)

                                           X        /S/  FRANK HADAM
                                            -----------------------------------
                                                       (Signature)

                                                      FRANK HADAM
                                            -----------------------------------
                                                      (Name/Title)